Exhibit 3.25

Commonwealth of Pennsylvania

Department of State

Office of the

Secretary of the Commonwealth

TO ALL TO WHOM THESE PRESENTS COME, GREETING:

WHEREAS, Under the provisions of the Business Corporation Law, approved the 5th day of May, Anno Domini, one thousand nine hundred and thirty-three, P. L., 364, as amended, the Department of State is authorized and required to issue a

CERTIFICATE OF INCORPORATION

evidencing the incorporation of a business corporation organized under the terms of that law.

AND WHEREAS, The stipulations and conditions of that law have been fully complied with by the persons desiring to incorporate as

COUNTRY FAIR, INC.

THEREFORE, KNOW YE, That subject to the Constitution of this Commonwealth and under the authority of the Business Corporation Law, I do by these presents, which I have caused to be sealed with the Great Seal of the Commonwealth, create, erect, and incorporate the incorporators of and the subscribers to the shares of the proposed corporation named above, their associates and successors, and also those who may thereafter become subscribers or holders of the shares of such corporation, into a body politic and corporate in deed and in law by the name chosen and hereinbefore specified, which shall exist perpetually and shall be invested with and have and enjoy all the powers, privileges, and franchises incident to a business corporation and be subject to all the duties, requirements, and restrictions specified and enjoined in and by the Business Corporation Law and all other applicable laws of this Commonwealth.

GIVEN under my Hand and the Great Seal of the Commonwealth, at the City of Harrisburg, this 1st day of February in the year of our Lord one thousand nine hundred and sixty-five and of the Commonwealth the one hundred and eighty-ninth

GEORGE I. BLOOM
Secretary of the Commonwealth